EXHIBIT 20.4

BUSINESS CONSULTING AGREEMENT

This CONSULTING AGREEMENT (the “Agreement”) is made and entered into as of December 1, 2020 by and between VETANOVA INC, a Nevada corporation (“Company”), located at 335 A Josephine St, Denver, CO 80206 and Louise Lowe, an individual, whose address is 17004 E Bates Ave, Aurora, CO 80013 (“Consultant”).

WHEREAS, the Company, has determined that it is in the best interests of the Company and its shareholders to enter into this Agreement setting forth the rights, obligations and duties of both the Company and the Consultant; and

WHEREAS, the Consultant has experience in providing Assistant Executive services and work product (“Services”) and has agreed to provide such on the terms, conditions and covenants set forth in this agreement.

NOW, THEREFORE, in consideration of the foregoing recitals and the agreements and covenants herein set forth, the parties, agreeing to be legally bound, hereto agree as follows:

1) Scope of Service. The Consultant will provide Services as defined above in a form and amount agreed upon by the Company and Consultant to enable the Company to conduct its operations.

2) Term of Agreement. The Term of this agreement shall be for two years starting December 1, 2020 unless extended. The Company may terminate the consulting relationship at any time, for any reason or no reason. Consultant may be terminated at any time at-will by the CEO of the Company for any reason or no reason.

3) Compensation. Consultant shall be issued 3,019,455 common shares, of which 2,012,970 are subject to claw back. 1,006,485 shares will be released from claw back if the “Warrant Performance Metric” is satisfied. 1,006,485 additional shares will be released from claw back if, prior to December 31, 2022, the Company completes a “sale lease back” of a solar powered property and receives gross proceeds of at least $6,000,000 from the sale.

4) Consultant Status. Consultant is an independent contractor performing certain consulting services for Company and is not an employee the of Company. Consultant has the power and authority authorized by the board to act for, represent, or bind the Company or any affiliate of Company in a limited manner. Consultant receives no Company sponsored benefits from the Company, including, but not limited, paid vacation, sick leave, medical insurance, and 4019k) or other retirement plan participation.

5) Confidentiality and Non-Competition. Consultant acknowledges that Consultant has had or shall have unlimited access to Confidential Information (as defined below) and business methods relating to the Company’s Business and operations and that the Company would be injured and the goodwill of the Company would be damaged if Consultant were to breach the covenants set forth in this Section 6. Consultant further acknowledges that the covenants set forth in this Section 6 are reasonable in scope and duration. “Confidential Information” shall include, without limitation: (i) specific business strategies relating to the Company’s Business, as its Business is being conducted at the time of any alleged breach of this Section 6; (ii) methodologies of pricing used by the Business; (iii) customer lists;and (iv) all other information reasonably deemed by the Company to be confidential and/or proprietary in nature that Consultant knows, or should reasonably know, is confidential and/or proprietary during the Term of Consultant providing services to the Company and thereafter, except as may be required by law or necessary in connection with any dealings with any public agency or authority,

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a) Consultant shall not disclose, disseminate, divulge, discuss, copy or otherwise use or suffer to be used, in competition with, or in a manner harmful to the interests of, the Company, any written Confidential Information respecting any material aspect of the Company’s Business, excepting only use of such data or information as is:(i) at the time disclosed, through no act or failure to act on the part of Consultant, generally known or available to the public; (ii) furnished to Consultant by a third party as a matter of right and without restriction on disclosure; or (iii) required to be disclosed by court order. Upon termination of the Term of Consulting, Consultant shall return to the Company or, at the Company’s direction, destroy, any and all materials in tangible or electronic form containing Confidential Information belonging to the Company.

b) During the Term of Consulting and for a period of one (1) year thereafter (except in the event this Agreement is terminated by the Company pursuant to Section 6 or this Agreement is terminated by the Consultant pursuant to Paragraph 7 (a) Consultant shall not in North America, or in any international market in which the Company is, as of the date of termination, doing business, directly or indirectly, whether as an individual on Consultant’s own account, or as a shareholder, partner, joint venturer, director, officer, consultant, creditor and/or agent, of any person, firm or organization or otherwise:

(i) own, manage, control or participate in the ownership, management or control of, or be employed or engaged by or otherwise affiliated or associated as a consultant, independent contractor or otherwise with, any other corporation, partnership, proprietorship, firm, association or other business entity or otherwise engage in any business that is engaged in, or otherwise directly competes with, the Business of the Company or any of the Company’s Subsidiaries (as defined herein), as such Business is conducted on the date Consultant ceases to be employed by the Company, in any capacity, including as a consultant;

(ii) solicit any person who, at the time of termination, is an employee or officer of the Company or any Subsidiary, or a customer of the Business of the Company or any Subsidiary (in its capacity as a customer of the Business) to terminate his, her or its relationship with the Company or the Business (in the case of a customer);

(iii) solicit any supplier of the Company or any Subsidiary (in its capacity as a supplier of the Business), to refuse to do business with the Company or any Subsidiary, or to do business on any less favorable terms than the Supplier’s previous terms with the Company or its Subsidiary, as the case may be; or

(iv) engage in disparagement (which shall not include the providing of accurate information without invidious intent) of the Company or any Subsidiary by any means to any person.

d) Notwithstanding anything herein to the contrary, Consultant shall be permitted to own shares of any class of capital stock of any publicly held corporation so long as the aggregate holdings of Consultant represent less than two percent (2%) of the outstanding shares of such class of capital stock.

6)            Change in Control.

a. Upon a Change in Control (as defined below), outstanding Grants acquired under the Plan shall governed by Section 13.1 and Section 13.2 of the Plan.

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b. For the purposes of this Agreement, a “Change in Control” will occur: (i) upon the sale or other disposition to a person, entity or group (as defined for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended) (each, a “Person”) of 50% or more of the consolidated assets of the Company taken as a whole; (ii) if any Person becomes the beneficial owner of, or has the right to acquire (by contract, option, warrant, conversion of convertible securities or otherwise), 50% or more of the outstanding equity securities of

c. the Company entitled to vote for the election of directors; and (iii) upon the merger, consolidation or reorganization with another corporation. Notwithstanding anything herein to the contrary, a “Change in Control” does not occur upon an initial public offering of the Company’s equity securities pursuant to an effective registration statement under the Securities Act of 1933, as amended, or upon a transaction, merger, consolidation or reorganization in which the Company exchanges or offers to exchange newly issued or treasury shares in an amount less than 50% of the then outstanding equity securities of the Company entitled to vote for the election of directors, for 51% or more of the outstanding equity securities entitled to vote for the election of at least the majority of the directors of a corporation (the “Acquired Corporation”), or for all or substantially all of the assets of the Acquired

7)            Rights and Remedies Upon Breach.

a. Consultant expressly agrees and understands that the remedy at law for any breach by Consultant of Section 6 may be inadequate and that the damages flowing from such breach may not be readily susceptible to being measured in monetary terms. Accordingly, it is acknowledged that upon adequate proof of Consultant’s violation of Section 6, the Company may be entitled, among other remedies, to injunctive relief and may obtain a temporary restraining order restraining any threatened or further breach. Nothing in this Section 8 (a) shall be deemed to limit the Company’s remedies at law or in equity for any breach by Consultant of any of the provisions of this Agreement which may be pursued or availed of by the Company.

b. In the event any court of competent jurisdiction determines that the specified time period or geographical area set forth in Paragraph 8 is unreasonable, arbitrary or against public policy, then a lesser time period or geographical area that is determined by the court to be reasonable, non-arbitrary and not against public policy may be enforced

c. In the event the Company has asserted in a formal legal action that Consultant is violating any legally enforceable provision of Paragraph 8 as to which there is a specific time period during which Consultant is prohibited from taking certain actions or engaging in certain activities, then, in such event the violation shall toll the running of the time period from the date of the assertion until the violation ceases.

8)            Indemnification

a) Company shall indemnify and hold Consultant and its officers, directors, employees, agents, Consultant’s affiliates, and representatives harmless from and against any and all actions, suits, proceedings, liabilities, losses, damages, judgments, fines, amounts paid in settlement, losses, costs and expenses, including, but not limited to, reasonable attorneys’ and experts’ fees and court costs, (each, a “Loss”), paid or incurred by Consultant and arising out of or in connection with any claim by a third party relating to any untrue statement of a material fact, or any omission to state a material fact, based upon information furnished by Company to Consultant in connection with the Services or any other work performed for Company by the Consultant.

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b) Consultant shall indemnify and hold Company and its officers, directors, employees, agents, consultants, affiliates, and representatives harmless from and against any and all Losses, paid or incurred by Company and arising out of or in connection with any claim by a third party relating to Consultant’s performance of the Services or any other work performed for Company by the Consultant; provided, however, that notwithstanding the foregoing, in no event will Consultant indemnify Company for any Losses arising out of or in connection with any untrue statement of a material fact, or any omission to state a material fact, based upon information furnished by Company to Consultant in connection with the Services or any other work performed for Company by the Consultant.

9) Assignability: Binding Nature. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors, heirs (in the case of Consultant) and assigns. No rights or obligations of the Company under this Agreement may be assigned or transferred by the Company, except in connection with a Change in Control where the assignee or transferee agrees, in writing, to assume such rights and obligations of the Company under this Agreement. No obligations of Consultant under this Agreement may be assigned or transferred by the Consultant.

10) Entire Agreement. Except to the extent otherwise provided herein, this Agreement contains the entire understanding and agreement between the parties concerning the subject matter hereof and supersedes any prior agreements, whether written or oral, between the parties concerning the subject matter hereof.

11) Amendment or Waiver. No provision in this Agreement may be amended unless such amendment is agreed to in writing and signed by both Consultant and an authorized officer of the Company. No waiver by either party of any breach by the other party of any condition or provision contained in this Agreement to be performed by such other party shall be deemed a waiver of a similar or dissimilar condition or provision at the same or any prior or subsequent time. Any waiver must be in writing and signed by the Consultant or an authorized officer of the Company, as the case may be.

12) Severability. In the event that any provision or portion of this Agreement shall be determined to be invalid or unenforceable for any reason, in whole or in part, the remaining provisions of this Agreement shall be unaffected thereby and shall remain in full force and effect to the fullest extent permitted by law.

13) Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of Consultant’s Services with the Company to the extent necessary to the intended preservation of such rights and obligations as described in this Agreement.

14) Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the State of Colorado, without reference to principles of conflict of laws

15) Arbitration. With the sole exception of the injunctive relief contemplated by Section 8 (a), any controversy or claim arising out of any aspect of the relationship of the parties hereto, will be settled by binding arbitration in Denver, Colorado by a panel of three arbitrators in accordance with the Commercial Arbitration Rules of the American Arbitration Association. Judgment upon any arbitration award may be entered in any court having jurisdiction thereof and the parties’ consent to the jurisdiction of the courts of the State of Colorado for this purpose.

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16) Notices. Any notice given to either party shall be in writing and shall be effective when given, and shall in any event be deemed to be given upon receipt, or if earlier, (a) five (5) days after deposit with the U.S. Postal Service or other applicable postal service, if delivered by first class mail, postage prepaid, (b) upon delivery, if delivered by hand, (c) one (I) business day after the business day of deposit with Federal Express or similar overnight courier, freight prepaid or (d) one (1) business day after the business day of facsimile transmission, if delivered by facsimile transmission with copy by first class mail, postage prepaid, and shall be duly addressed to the party concerned at the address indicated below or to such changed address as such party may subsequently give such notice of:

If to Company:	If to Consultant:
VETANOVA INC	Louise Lowe
Attention: Directors.	17004 E. Bates Ave
335 A Josephine St	Aurora, CO 80013
Denver, CO 80206	(720) 251-3701
(303) 248-6883	Email:louise@vtanva.com
Email:john@vtanva.com

17) Headings, Construction. The headings of the Paragraphs contained in this Agreement are for convenience only and shall not be deemed to control or affect the meaning or construction of any provision of this Agreement.

18) Counterparts: Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together will constitute one and the same instrument. This Agreement may be executed by facsimile signature and the facsimile signature of any party shall constitute and original in all respects.

IN WITNESS WHEREOF, the parties hereto have executed or caused to be executed this instrument on the date first above written:

CONSULTANT:		COMPANY: VETANOVA INC

By:	/s/ Louise Lowe	By:	/s/ John McKowen
Name:	Louise Lowe	Name:	John McKowen
CEO

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